

July 28, 2011

<u>Via Email</u>

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, Massachusetts 02115

> **Re:    Carbonite, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 25, 2011**
> **File No. 333-174139**

Dear Mr. Friend:

We have reviewed your letter dated July 25, 2011 and the above-referenced filing, and have the following comments.  Unless otherwise noted, where prior comments are referenced, they refer to our letter dated July 22, 2011.

Summary Consolidated Financial Information and Other Data, page 7

1.    Please revise your discussion of bookings on pages 9 and 43 to explain the limitations of the metric.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 46

2.    We note your additional disclosure discussing the factors that impact the profitability of your customers, and that you calculate the average cost per acquisition over the period from January 1, 2009 through June 30, 2011.  Tell us your consideration of disclosing such amount for comparable periods as you have done for the other measures discussed here.  Disclosing this amount for comparable periods may provide context to an investor and allow for a discussion on trends the company has experienced.  For guidance, refer to Section III of SEC Release No. 33-8350.

Critical Accounting Policies

Stock-based compensation, page 51

3.      We note your revised disclosure on page 55 where you state you believe the exercise
        prices of all options granted were equal to at least the fair market value of your common
        stock on the date of grant.  Please explain this statement to us; it contradicts the
        information provided in the table on page 52, which notes the grants in December 2010
        and January and April 2011 were issued with exercise prices less than the respective fair
        market values of the common stock.  Further, you note that for financial accounting
        purposes you have determined to apply $12.00 per share on December 16, 2010 and
        January 29, 2011 and $12.04 per share on April 27, 2011 as the fair market value of your
        common stock for purposes of valuing all stock options granted on those dates.  This
        indicates the estimated value of the common stock on these respective dates is different
        than the value you are using to calculate and record the fair value of the options.  Please
        revise this disclosure to clarify how you have reassessed the original estimated values of
        common stock derived from the valuations made at the respective dates, why they were
        reassessed, and what qualitative or quantitative adjustments were made.

4.      Your proposed disclosure in response to prior comment 13 in Exhibit A refers to
        authoritative guidance regarding private company valuations.  If you are referring to the
        AICPA Technical Practice Aid, "Valuation of Privately-Held-Company Equity Securities
        Issued as Compensation," it is not authoritative guidance and should not be referred to as
        such.  If you are referring to other guidance, tell us the guidance you are referencing.
        Lastly, please revise your proposed disclosure to specifically note the guidance you are
        referencing.

Notes to the Consolidated Financial Statements

Note 10. Commitments and Contingencies

Litigation, page F-28

5.      We note your response to prior comment 22.  Please revise your disclosure to specifically
        state whether or not there are reasonably possible losses as a result of this litigation or
        any other loss contingencies both asserted and unasserted, and, if so, the amount of those
        losses or that such an estimate of reasonably possible losses cannot be made.  We refer
        you again to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

David Friend
Carbonite, Inc.
July 28, 2011
Page 3

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters.  Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Mark P. Shuman for

Barbara C. Jacobs
Assistant Director

cc:     Via Email
        Edouard C. LeFevre, Esq.
        Foley & Lardner LLP